NO ACT

PE 12-14-09

[redacted]

09012752

December 14, 2009

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Received SEC
DEC 14 2009
Washington, DC 20549

Re: Telemig Celular Participacoes S.A. ("TCP")
Incoming letter dated December 14, 2009

Based on the facts presented, the Division will not object if TCP stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 20-F for the year ended December 31, 2009. We assume that, consistent with the representations made in your letter, TCP will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 20-F for the year ended December 31, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Elliot B. Staffin
Special Counsel

Act 1934 Act
Section ______
Rule 12h-3
Public Availability Yes 12/14/09

New York
Menlo Park
Washington DC
London
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Davis Polk

Diane G. Kerr

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4529 tel
212 701 5529 fax
diane.kerr@davispolk.com

December 14, 2009

Re: Filing of Form 15 in Connection with the Restructuring of Vivo Participações S.A. and Telemig Celular Participações S.A.

Securities Exchange Act of 1934: Rule 12h-3 and Section 15(d)

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Paul Dudek, Esq.
Chief, Office of International Corporate Finance
Division of Corporation Finance

Elliot B. Staffin, Esq.
Special Counsel, Office of International Corporate Finance
Division of Corporation Finance

Ladies and Gentlemen:

We are writing on behalf of Vivo Participações S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("**Vivo**"), and Telemig Celular Participações S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("**TCP**"), in connection with the recent restructuring (the "**Restructuring**") of Vivo, TCP and Telemig Celular S.A. ("**TC**" and together with Vivo and TCP, the "**Companies**"). Both Vivo and TCP are "foreign private issuers" within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). American Depositary Shares ("**ADSs**") representing Vivo's preferred shares are listed on the New York Stock Exchange (the "**NYSE**") and will continue to be listed on the NYSE notwithstanding the Restructuring. Accordingly, prior to the Restructuring, Vivo was, and following the Restructuring it will continue to be, a reporting company for purposes of the

Exchange Act. Other than the ADSs, no other class of Vivo's equity securities is listed on the NYSE, any other U.S. national securities exchange or any U.S. automated quotation system or registered under the Exchange Act.

Prior to the Restructuring, ADSs representing TCP's preferred shares were listed on the NYSE and, as a result, TCP also was a reporting company for purposes of the Exchange Act. The Restructuring resulted in Vivo becoming the owner of all outstanding TCP ADSs, and there are no outstanding options, warrants or other similar rights on the part of investors to acquire, or obligations on the part of TCP to issue, additional TCP preferred shares or TCP ADSs. Following the Restructuring, the TCP ADSs were delisted from the NYSE on September 4, 2009 and the NYSE filed with the Commission on September 28, 2009 a Form 25 notifying the Commission of the withdrawal from trading and delisting of the TCP ADSs. Currently, no equity securities of TCP are listed on the NYSE or any other U.S. national securities exchange or U.S. automated quotation system, and no such securities other than the TCP ADSs (and their underlying preferred shares) are registered under the Exchange Act. TCP's securities were also deregistered from the Brazilian Securities Commission, *Comissão de Valores Mobiliários* (the "**CVM**"), as of October 16, 2009.

Since completion of the Restructuring has resulted in all of TCP's ADSs being held by Vivo and in the delisting of those TCP ADSs from the NYSE, Vivo and TCP now are seeking to terminate immediately the registration of the TCP ADSs under the Exchange Act and TCP's obligation to continue to file Exchange Act reports, including an Annual Report on Form 20-F. Consequently, we are requesting that the Staff of the Division of Corporate Finance (the "**Staff**") grant exemptive relief from the provisions of Rule 12h-3 to the extent necessary to permit TCP to suspend its reporting obligations under Section 15(d) of the Exchange Act on the terms set forth in this letter.

<u>The Restructuring</u>

Vivo is a holding company and, prior to the Restructuring, Vivo held approximately 97% of the voting shares of TCP and approximately 58.94% of TCP's total capital. In turn, TCP and Vivo held approximately 97.9% of the voting shares of TC and approximately 90.65% of TC's total capital. The primary purpose of the Restructuring was to align the interests of all of the minority shareholders in TCP and TC by consolidating these minority interests at the Vivo level.

As each of the Companies is organized under Brazilian law, the Restructuring was implemented pursuant to an *"incorporação de ações"*, or a merger of shares, a customary corporate transaction method in Brazil. Speaking more precisely, in this case, the Restructuring took the form of two immediately successive mergers of shares – first, a merger of the shares of TC with the shares of TCP (the "**TCP Merger**") and immediately upon completion of the TCP Merger, the merger of the shares of TCP with the shares of Vivo (the "**Vivo Merger**"), including those issued in connection with the TCP Merger – resulting in TCP becoming a wholly owned subsidiary of Vivo and TC becoming a wholly owned subsidiary of TCP. All of the minority shareholders of both TC and TCP (other than certain shareholders that exercised withdrawal rights) mandatorily became shareholders of Vivo.

Under Brazilian law, a merger other than a merger of shares requires the absorption by one company of another company. The triangular mergers that are customary under U.S. state laws do not exist under Brazilian law. Maintenance of the existing parent-subsidiary relationships was important so that the Restructuring would not require prior regulatory approvals, including the prior approval of the *Agência Nacional de Telecomunicações*—ANATEL ("**ANATEL**"), or consents of third parties that collectively might have substantially delayed, or even prevented, completion of the Restructuring. The successive merger of shares structure was required because it is the only structure available under Brazilian law that both assured the consolidation of all of the minority shareholder interests at the Vivo level and maintained the then existing parent-subsidiary relationships between Vivo and TCP and between TCP and TC. Additionally, Vivo believes that, besides the simplification of the corporate structure, the merger of shares structure was, overall, the structure available under Brazilian law that would allow the consolidation of the group without any negative tax implication.

From an investor perspective, subject only to obtaining required shareholder approvals, all of which were fully controlled by Vivo and its affiliates, the Restructuring forced all shareholders that did not exercise withdrawal rights (holders of TCP ADSs were not entitled to exercise withdrawal rights in connection with the Restructuring) to accept the following consideration in exchange for their shares:

- holders of TCP ADSs received 2.74 Vivo ADSs for each TCP ADS they held plus cash instead of any fractional ADSs;
- holders of common shares and holders of preferred shares of TCP received, without any further action by those holders, 1.37 common shares of Vivo for each TCP common share they held, and 1.37 preferred shares of Vivo for

each TCP preferred share they held plus, in each case, cash instead of any fractional shares; and

- holders of common shares and holders of preferred shares of TC notionally received, without any further action by those holders, 17.4 common shares of TCP for each TC common share they held and 17.4 preferred shares of TCP for each TC preferred share they held, regardless of the class of TC preferred shares held, but the TCP shares that they notionally received then were subsequently and immediately exchanged for Vivo shares in the Vivo Merger so that the consideration actually delivered to each holder of a TC common share or a TC preferred share was 23.838 Vivo common shares or 23.838 Vivo preferred shares, respectively, plus, in each case, cash instead of any fractional Vivo shares for which the TC common shares and preferred shares ultimately were exchanged as a result of the two steps of the Restructuring.

The (1) issuance of Vivo shares to U.S. holders of TCP shares in the Restructuring (including to those U.S. holders who became TCP shareholders as a result of the TCP Merger), and (2) transitory issuance of TCP shares to U.S. holders of TC shares pursuant to the TCP Merger (the "**Transitory Issuance**") one moment before the mandatory exchange of those newly issued TCP shares for Vivo shares pursuant to the terms of the Vivo Merger, were effected pursuant to a Form F-4 Registration Statement under the Securities Act of 1933 (the "**Form F-4**") filed by Vivo and TCP and declared effective by the Securities and Exchange Commission (the "**Commission**") on July 20, 2009. The shareholders of Vivo, TCP and TC approved the Restructuring at their respective shareholder meetings held on July 27, 2009; the withdrawal-rights period expired on August 28, 2009; a cash payment to shareholders who exercised withdrawal rights was made on September 8, 2009; and the Restructuring has now been completed. No securities registered under the Form F-4 remain unsold.

Vivo and TCP disclosed in the Form F-4 that they intended to terminate the listing on the NYSE of the TCP ADSs, each of which represented two preferred shares of TCP, and to terminate the registration of those ADSs and preferred shares under the Exchange Act immediately after completion of the Restructuring. They further disclosed that, as a result, TCP would no longer file Annual Reports on Form 20-F or reports on Form 6-K with the Commission since no other TCP shares are listed on a U.S. stock exchange or registered with the Commission. Vivo and TCP are in the process of taking the steps necessary to accomplish this objective and to terminate the agreements and relationships providing for the issuance and transfer of the ADSs.

If applied literally and technically, Rule 12h-3(c) under the Exchange Act might be construed to prevent Vivo and TCP from accomplishing this objective. Even though TCP otherwise satisfies the requirements of Rule 12h-3, due to the registration of the Transitory Issuance constituting a mandatory step in the Restructuring under Brazilian law, Rule 12h-3(c) could be read as preventing TCP from suspending its Exchange Act reporting obligations for the fiscal year ending December 31, 2009 because this rule prevents a suspension of reporting obligations if an issuer has registered securities under the Securities Act of 1933 (the "**Securities Act**") during the fiscal year for which it seeks deregistration. We believe Rule 12h-3(c) was not designed to apply to the registration of an issuance such as the Transitory Issuance involved in the Restructuring.

General Background on Vivo and TCP

Vivo Participações S.A.

Vivo is incorporated under the laws of the Federative Republic of Brazil. Vivo has the legal status of a *sociedade por ações*, or a stock corporation, operating under Brazilian law. Vivo's principal executive offices are located at Av. Dr. Chucri Zaidan, 860, Morumbi, 04583-110, São Paulo, SP – Brazil. According to market share data published by ANATEL, the Brazilian telecommunication regulatory agency, Vivo is a leading provider of cellular telecommunications services in Brazil through its subsidiary Vivo S.A. Vivo S.A. is a cellular operator in the states of Acre, Alagoas, Amapá, Amazonas, Bahia, Ceará, Espírito Santo, Goiás (also encompassing the area of the Federal District), Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Paraíba, Paraná, Pernambuco, Piauí, Rio Grande do Norte, Rio de Janeiro, Rio Grande do Sul, Rondônia, Roraima, Santa Catarina, São Paulo, Sergipe and Tocantins. Additionally, Vivo acquired the control in April 3, 2008 of TCP and its operating subsidiary, TC, a wireless telecommunication provider in the state of Minas Gerais. Vivo acquired the remainder of TCP via the Restructuring.

As noted above, Vivo is a "foreign private issuer", as defined in Rule 3b-4 under the Exchange Act. Vivo is current in its Exchange Act reporting obligations, including with regard to the filing of Annual Reports on Form 20-F and reports on Form 6-K. Vivo's common and preferred shares are currently listed on the São Paulo Stock Exchange (*BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros*) (the "**BM&FBOVESPA**") under the symbols "Vivo3" and "Vivo4," respectively. Vivo also has ADSs represented by ADRs listed on the NYSE under the symbol "VIV." These ADSs each represent the right to receive one Vivo preferred share, and the Vivo ADRs are issued under a deposit agreement with The Bank of New York Mellon, as depositary. Vivo plans to continue satisfying its Exchange Act reporting obligations for the foreseeable future.

Telemig Celular Participações S.A.

TCP is incorporated under the laws of the Federative Republic of Brazil. TCP has the legal status of a sociedade por ações, or a stock corporation, operating under Brazilian law. TCP's principal executive offices are located at Av. Dr. Chucri Zaidan, 860, Morumbi, 04583-110, São Paulo, SP—Brazil. TCP operates in most of its authorization area on a frequency referred to as "A" band, initially under a concession granted in November 1997 by the federal government of Brazil. Previously, TCP operated under a permission granted on April 29, 1993 to TCP's predecessor company, Telecomunicações de Minas Gerais S.A. On February 19, 2004, TCP signed a contract with ANATEL to migrate to the SMP regime from the SMC regime. TCP's SMP authorization is for a period of 15 years, which period began on February 19, 2004, and allows TCP to conduct cellular operations in the State of Minas Gerais. TC started operating in the Triângulo Mineiro region on May 30, 2005, on a frequency referred to as "E" band. The Triângulo Mineiro network is fully based on Global System for Mobile Communications, or GSM/EDGE technology. As of December 31, 2008, TCP had approximately 4,627,000 subscribers, representing an estimated market share of 28.7% in its region, as opposed to 3,901,000 subscribers, or an estimated 29.1% market share, as of December 31, 2007. TCP acquired the portion of TC that it did not already own pursuant to the Restructuring.

A stated above, TCP is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. TCP is current in its Exchange Act reporting obligations, including with regard to the filing of Annual Reports on Form 20-F and reports on Form 6-K. TCP's common and preferred shares were previously listed on the BM&FBOVESPA under the symbols "TMCP3" and "TMCP4," respectively, though the shares were delisted on September 4, 2009 and are now held solely by Vivo. TCP also had ADSs represented by ADRs listed on the NYSE under the symbol "TMB," however the TCP ADSs were delisted on September 4, 2009, and the NYSE filed with the Commission on September 28, 2009 a Form 25 notifying the Commission of the withdrawal from trading and delisting of the TCP ADSs. Each TCP ADS represented the right to receive two TCP preferred shares, and the TCP ADRs were issued under a deposit agreement with The Bank of New York Mellon, as depositary. There are no outstanding obligations of TCP to issue to any person (other than Vivo) or any rights on the part of any person (other than Vivo and its affiliates) to require TCP to issue any equity securities or any securities convertible into or exchangeable for any such equity securities. Other than the Registration Statement on Form F-6 relating to the registration of TCP's ADSs, which includes a post-effective amendment to such Registration Statement filed for the purposes of terminating the registration of any remaining registered ADSs, the Form F-4 is TCP's sole Registration Statement filed under the Securities Act, and no securities registered under the Form F-4 remain unsold. TCP's securities were deregistered from the Brazilian Securities Commission, the CVM, as of October 16, 2009.

Discussion and Relief Requested

TCP's Pre-Restructuring Exchange Act Reporting Obligations

Prior to the Restructuring, TCP's ADSs were registered under Section 12(b) of the Exchange Act as those securities were listed and traded on the NYSE. As a result, TCP was required to comply with the periodic reporting requirements of Section 13(a) of the Exchange Act. Prior to the Restructuring, had TCP not already been subject to reporting obligations as a result of Section 12(b), it also would have been obligated to file periodic reports as a result of Section 12(g) of the Exchange Act because certain of TCP's securities were held of record by more than 500 persons at the beginning of TCP's current fiscal year.

As previously stated, the NYSE filed with the Commission on September 28, 2009 a Form 25 relating to the TCP ADSs. Upon the effectiveness of the delisting of the TCP ADSs from the NYSE, in accordance with Section 12(d) of the Exchange Act and Rule 12d2-2 thereunder, the obligation of TCP to file reports under Section 13(a) of the Exchange Act as a result of the registration of the ADSs under Section 12(b) of the Exchange Act was suspended and, subject to a final decision by the Commission, those obligations will terminate.

The delisting and deregistration of the TCP ADSs under Section 12(b) of the Exchange Act and the suspension and termination of TCP's reporting obligations under Section 13(a) of the Exchange Act arising out of the registration of its ADSs under Section 12(b) would not affect any reporting obligation that TCP might have as a result of Section 12(g) of the Exchange Act. While TCP has not yet made a final determination, it is possible that, as of the beginning of its 2009 fiscal year, the TCP ADSs were held by 300 or more persons and thus that TCP's reporting obligations as a result of the registration of the TCP ADSs under Section 12(g) revived upon the suspension, and will remain in effect upon the termination, of the registration of these ADSs pursuant to Section 12(b).

Subject to the resolution of the issues presented by the requests reflected in this letter, with respect to any reporting obligations TCP may have pursuant to Section 12(g) of the Exchange Act, TCP is prepared to file with the Commission a Form 15 to suspend such reporting obligations pursuant to Rule 12g-4(a)(1), in light of the fact that the TCP ADSs are now, and at the time of a termination of the registration of the TCP ADSs pursuant to Section 12(b) would be, held of record by fewer than 300 persons.

Assuming all of the foregoing steps are taken, TCP nonetheless would again become subject to the reporting obligations of Section 15(d) of the Exchange Act because the Restructuring involved the registration by TCP of the Transitory Issuance. TCP satisfies all of the requirements necessary to suspend and ultimately terminate its Section 15(d) reporting requirements other than the provisions of Rule 12h-3(c). TCP nonetheless believes that it should be permitted to terminate its Section 15(d) reporting obligations under Rule 12h-3 because (1) TCP meets all of the requirements of Rule 12h-3 other than Rule 12h-3(c), (2) Section 15(d)'s purpose of providing current public information to recent purchasers of an issuer's securities would not be undermined, (3) the benefits of reporting for TCP do not outweigh the burdens of making the required filings and (4) the Commission previously has recognized in a number of situations that a literal reading of Rule 12h-3(c) is not always justified.

The issue presented here is whether, in addition to filing a Form 15 pursuant to Rule 12g-4(a)(1) to terminate any possible reporting obligations TCP may have under Section 13(a) of the Exchange Act arising out of the registration of the TCP ADSs pursuant to Section 12(g) of the Exchange Act, TCP may suspend, by filing a Form 15 pursuant to Rule 12h-3(b)(1)(i), its reporting obligations pursuant to Section 15(d) of the Exchange Act even though the registration of the Transitory Issuance as part of the Restructuring causes TCP not to satisfy the requirements of Rule 12h-3(c).

TCP Meets All of the Material Requirements of Rule 12h-3

Rule 12h-3 under the Exchange Act allows an issuer to suspend reporting obligations under Section 15(d) of the Exchange Act with respect to a class of securities if (1) that issuer has filed all reports required by Section 13(a) for the shorter of (a) its most recent three fiscal years and the portion of the current year in which the Form 15 is filed and (b) the period since the issuer became subject to such reporting obligation and (2) the securities are held of record by less than 300 persons. However, Rule 12h-3(c) states that Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) of the Exchange Act. TCP satisfies all of the requirements necessary to suspend and ultimately terminate its Section 15(d) reporting obligations via the Form 25 filing and a Form 15 filing other than the provisions of Rule 12h-3(c). TCP satisfies the requirements of Rule 12h-3(a) because TCP has filed all reports required by Section 13(a) for each of its fiscal years ended December 2008, 2007 and 2006 without regard to Rule 12b-25 and has filed any and all reports required to be filed by it under Section 13(a) during 2009. TCP satisfies the requirements of Rule 12h-3(b) because the TCP ADSs are held of record by fewer than 300 persons. Other than the Form F-4 relating to the Transitory Issuance, neither TCP nor any other party has filed any registration statement with the Commission relating to TCP's preferred shares or ADSs representing those preferred shares since October 8, 2009, when The Bank of New York Mellon, as depositary for the TCP ADSs, filed a post-effective amendment to the relevant Form F-6 to deregister all TCP ADSs that had not been issued. Moreover, no registered securities remain unsold under any registration statement previously filed with the Commission, and TCP, as the sole holder of all outstanding ADSs, is in the process of terminating its ADS program. Nonetheless, the fact that, on July 20, 2009, the Commission declared effective the Form F-4 in respect of the Transitory Issuance could be interpreted to mean that TCP now has reporting obligations under Section 15(d) of the Exchange Act and that TCP may not suspend these reporting obligations until 2010, as Rule 12h-3(c) technically precludes the availability of Rule 12h-3 for a class of securities "for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act of 1933...."

This decision to register the Transitory Issuance was made solely to achieve the anticipated financial results of the Restructuring and to give effect to a formalistic requirement of Brazilian law – that the TCP Merger occur momentarily before the Vivo Merger. Since the consideration in the TCP Merger consisted of TCP shares, this structure resulted in the Transitory Issuance, but the substance of the Restructuring was and is that of a multi-party merger in which the minority shareholders of all merging companies receive Vivo shares.

The TCP shares issued as part of the Transitory Issuance never were delivered to the minority shareholders of TCP. These shares never were listed on any U.S. stock exchange or otherwise traded in the United States and no transactions in these shares ever took place in either the United States or Brazil. Instead, these TCP shares were converted, immediately upon issuance, into the appropriate number and type of Vivo securities in accordance with the terms of the Vivo Merger and these Vivo securities then were delivered to the former minority shareholders of TC.

Section 15(d)'s Purposes Would Not Be Undermined

We do not believe that granting the relief requested would violate the purposes of or policies underlying Section 15(d) of the Exchange Act. Section 15(d) reporting obligations are intended "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public...."[1] The limitation contained in Rule 12h-3(c) was designed to effect this philosophy and provide the investing public with "complete information about the issuer's activities at least through the end of the year in which [an issuer] makes a registered offering."[2] We therefore believe that the central purpose of Section 15(d) and Rule 12h-3(c) is to ensure that investors who purchase the securities of issuers will not immediately find themselves in the position of owning shares in a company having no reporting obligations. The potential for this problem does not exist in connection with the Transitory Issuance.

First, under the terms of the Restructuring no investor ever received a TCP security because before any actual delivery of TCP securities as contemplated by the Transitory Issuance those securities were exchanged for Vivo shares in the Vivo Merger. In fact, as a matter of Brazilian law, the TCP preferred shares had ceased to exist before the TC and TCP minority shareholders received the proceeds of the Restructuring in the form of Vivo shares. Accordingly, there are not, and effective as of the date of the Restructuring there were not, any holders of TCP preferred shares or ADSs representing preferred shares who would be protected by, or would benefit in any way from, the continued filing of periodic reports by TCP.

Second, and perhaps of more significance, since the Restructuring resulted in TCP becoming a wholly owned subsidiary of Vivo, all of the former minority shareholders of TC that received TCP shares in the Restructuring now are Vivo shareholders, and Vivo is a foreign private issuer with reporting obligations under the Exchange Act. Therefore, former TC and TCP shareholders continue to receive periodic reports through Vivo. Vivo's financial statements will include the financial results of TCP on a consolidated basis in the future. Moreover, Vivo's filings will include disclosure of any matter relating to TCP that is material to Vivo and its subsidiaries, as a whole.

[1] SEC Release No. 34-20263 (October 5, 1983), p.2.

[2] *Id.*, p.3.

Finally, Vivo does not have any current plans to take actions that would be likely to result in a termination of its reporting obligations.

In view of the absence of any actual purchasers of the TCP securities as a result of the Restructuring, the fact that all former minority shareholders of TC and TCP are now Vivo shareholders and that Vivo is a foreign private issuer subject to reporting obligations under the Exchange Act, we believe that the continued application of Rule 12h-3(c) would not support any of the purposes or policies behind Section 15(d) of the Exchange Act.

The Benefits of Continued Filing Do Not Outweigh the Burden of the Filings

The Commission previously has noted, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed."[3] This is now true with respect to TCP. As described above, requiring TCP to continue to file reports as a result of Section 15(d) serves no benefit as Vivo owns 100% of the shares of TCP and all of the prior minority shareholders of TCP have become Vivo shareholders. On the other hand, the cost to TCP of producing the reports required under Section 13(a), particularly a Form 20-F for the 2009 fiscal year, would be substantial.

Prior No Action Relief

The Commission has recognized that a literal reading of Rule 12h-3 is not always warranted. For example, the Commission has granted relief pursuant to Rule 12h-3 over 20 times in 2009 alone.[4] Several of the cases in which the Commission

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[3] SEC Release No 34-202263 at p. 2.

[4] *See* Comtech Telecommunications Corp. (available August 27, 2009); DATATRAK International, Inc. (available August 12, 2009); PlanetOut Inc. (available August 12, 2009); Gateway Pacific Bancorp (available August 7, 2009); Cox Radio, Inc. (available August 6, 2009); SumTotal Systems, Inc. (available August 6, 2009); Hearst Television Inc. (available August 5, 2009); Neuro-Hitech, Inc. (available July 30, 2009); Westaff, Inc. (available May 19, 2009); Silverstar Holdings, Ltd. (available May 15, 2009); PharmaNet Development Group, Inc. (available May 8, 2009); Rusoro Mining Ltd. (available April 22, 2009); Mountain Valley Bancshares, Inc. (available March 30, 2009); Sunshine Financial, Inc. and Sunshine Savings Bank 401(k) Profit Sharing Plan (available March 30, 2009); Minrad International, Inc. (available March 27, 2009); Interlink Electronics, Inc. (available March 26, 2009); Beverly Hills Bancorp Inc. (available March 13, 2009); TIAA-CREF U.S. Real Estate Fund I, L.P. (available March 10, 2009); MinnErgy, LLC (available March 10, 2009); Metro One

previously has granted relief under Rule 12h-3 have involved situations in which the issuer actually issued securities pursuant to a registration statement earlier in the same fiscal year during which it engaged in a business combination transaction that resulted in the issuer becoming a wholly owned subsidiary of another company.[5] Consequently, we believe that the Restructuring presents a situation that falls well within the parameter of prior Commission decisions.

Conclusion and Request

Consequently, based on the foregoing discussion, we request, on behalf of Vivo and TCP, that the Staff issue a no-action letter advising us that the Staff concurs with our view that the filing of the Form F-4 in connection with the Restructuring would not preclude TCP from using Rule 12h-3 to suspend TCP's obligations to file with the Commission the reports required under Section 13(a) and 15(d) of the Exchange Act and the rules and regulations thereunder with respect to the fiscal year during which the Form F-4 became effective.

If relief is granted, TCP will file a Form 15 to terminate any of its reporting obligations under Section 13(a) of the Exchange Act arising out of Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 13(a) arising out of Section 15(d) of the Exchange Act no later than the deadline for filing its Form 20-F for the fiscal year ending December 31, 2009.

If you require any further information or would like to discuss these matters further, please contact Diane Kerr at 212-450-4529.

Very truly yours,

Diane G. Kerr

Telecommunications, Inc. (available March 4, 2009); Anheuser-Busch Companies, Inc. (available February 18, 2009).

[5] *See, e.g.*, Loudeye Corp. (available November 7,2006); PayPal, Inc. (available November 13, 2002); and Wells Fargo & Company (available November 12, 1998).